May 14, 2019

Jin Huang
Chief Executive Officer
Ambow Education Holding Ltd.
12th Floor, Tower 1, Financial Street,
Chang'an Center, Shijingshan District, Beijing
100043
People's Republic of China

       Re: Ambow Education Holding Ltd.
           Registration Statement on Form F-3
           Filed May 8, 2019
           File No. 333-231273

Dear Dr. Huang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications